SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 -----------

                                   FORM 6-K

                                 -----------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For March 27, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)

             -----------------------------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

             -----------------------------------------------------



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                      Form 20-F  X         Form 40-F
                                 -----                -----


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                      Yes                  No         X
                                 -----                -----


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

FOR IMMEDIATE RELEASE

           CNOOC Limited Reported Record Growth and Double Dividend

(Hong Kong, March 27, 2003) CNOOC Limited (NYSE "CEO", SEHK "883") announced today its annual results for the 12 months ended December 31, 2002. In the past year, the Company generated oil and gas revenues of Rmb 23.8 billion (USD
2.9 billion), an increase of Rmb 6.2 billion (USD 751 million), or 35.4%, from 2001. Significant revenue growth was mainly attributable to 32.6% year-over-year production increase, the highest in the company's history. Daily production in 2002 was 346,639 barrels of oil equivalent (boe). Net profit totaled Rmb 9.2 billion (USD 1.1 billion), an increase of Rmb 1.3 billion (USD 154 million), or 16.0% from 2001. The reported net profit exceeded the consensus forecast of Rmb 8.85 billion made by 22 research analysts surveyed by I/B/E/S. The Board has authorized a HKD 0.15/share (approximately Rmb 0.159/share) normal dividend and a HKD 0.15/share (approximately Rmb 0.159/share) special dividend.

"2002 was another spectacular year for CNOOC Limited. The Company had the highest production growth in its history and generated very strong earnings through production volume increases and well-controlled costs," said Wei Liucheng, Chairman and Chief Executive Officer.

In 2002, the Company achieved annual production of 126.5 million boe while maintaining its low costs structure. The Company's all-in production costs offshore China was US$8.48 per boe. There were also thirteen discoveries and three new fields came on stream. Through successful drilling and opportunistic acquisitions, the Company achieved a reserve replacement ratio of 281%. As of December 31, 2002, net oil and gas reserves totaled approximately 2.0 billion boe. "We have met and exceeded our targets for annual production, reserve replacement, production costs, and exploration and development programs," commented Zhou Shouwei, President of the Company.

CNOOC Limited also made three sensible and opportunistic acquisitions during the year. "These acquisitions brought the company with immediate value enhancing production increase and material reserve additions, and rendered reserve visibility to our natural gas business, especially the leadership position in China's coastal LNG market," commented Mark Qiu, Chief Financial Officer and Senior Vice President, "Prudent and well executed acquisitions resulted in quality asset growth and low cost entry into additional hydrocarbon-rich basins. We have been leveraging on the Company's financial strength and flexibility to maximize value for shareholders and other stakeholders".

"We will continue to focus on lengthening Company's growth horizon and positioning the Company for an even brighter future," added Wei Liucheng, "I am convinced that we are on the right track to create a premier E&P platform with an offshore China focus. I would like our shareholders and other stakeholders to benefit from the Company's continuous growth in many years to come."

The Board of Directors has approved a year-end dividend of HKD 30 cents per share, a normal dividend of HKD 15 cents and a special dividend of HKD 15 cents per share, which together with the interim dividend of HKD 11 cents per share, will give a total of HKD 41 cents per share. "The special dividend is an extra-bonus to our shareholders due to a strong realized oil price and the excellent financial performance. E&P investors should be able to share the upside of commodity prices movement," commented Mark Qiu.

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 346,639 BOE per day in 2002.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***


This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***


For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn,
        -------------------

Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8063/3141-8091
Fax: 852-2510-8199
E-mail: anne.lui@knprhk.com
        -------------------
        carol.chan@knprhk.com
        ---------------------
        maggie.chan@knprhk.com
        ----------------------

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.


                                        CNOOC Limited


                                        By:  /s/ Cao Yunshi
                                             -----------------------------
                                               Name:  Cao Yunshi
                                               Title: Company Secretary


Dated: March 27, 2003